

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

March 28, 2008

<u>Via U.S. Mail and Fax</u>
Mr. Ken R. Risk
President and Chairman of the Board
George Risk Industries, Inc.
802 South Elm
Kimball, NE 69145

> **RE:** **George Risk Industries, Inc.**
> **Form 10-KSB for the fiscal year ended April 30, 2007**
> **Filed August 10, 2007; and**
> **Forms 10-QSB for July 31, 2001, October 31, 2007 and January 31, 2008**
> **Filed September 14, 2007, December 14, 2007, March 17, 2008 respectively**
> **File No. 0-5378**

Dear Mr. Risk:

     We have reviewed your supplemental response letter dated March 26, 2008 as well as the above referenced filings and have the following comments. As noted in our comment letter dated February 5, 2008, we have limited our review to your financial statements and related disclosures and will make no further review of your documents. As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934.

<u>Form 10-KSB for the year ended April 30, 2007</u>
<u>Item 7 Financial Statements</u>
<u>Report of Independent Registered Public Accounting Firm, page 8</u>

1. We note your response to prior comment no. 1. We note that your previous auditor merged with Haynie and Company and no longer exits as a legal entity. The fact that you have a change in certifying auditor is a reportable event that must be filed under Item 4.01 on Form 8-K. The disclosures under Item 4.01 on Form 8-K must be in accordance with Item 304(a) of Regulation S-K. Accordingly, please file the required Form 8-Ks, along with all required disclosures, as a result of the change in accountant.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides all requested information. Please file your response letter on EDGAR. You may contact Joe Cascarano, Staff Accountant, at (202) 551-3376 or Carlos Pacho, Senior Assistant Chief Accountant, at (202) 551-3835 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director